nCoat Inc.
7237 Pace Drive
Whitsett, NC 27377

April 15, 2009

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	nCoat, Inc.
Registration Statement on Form S-1
Filed July 12, 2007
File No. 333-144524

Dear Sir or Madam:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, nCoat, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-144524), together with all amendments and exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

                Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Darrin Ocasio of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

Thank you for your assistance in this matter.

Sincerely,

nCoat, Inc.

By:	/s/ Paul Clayson
Paul Clayson
Chief Executive Officer